ASIA ENTERTAINMENT ANNOUNCES RECORD DATE AND PAYMENT DATE OF 2013 SIX MONTH CASH DIVIDEND

Hong Kong, China – August 29, 2013 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, previously announced that its Board of Directors had authorized a regular dividend each year after the release of the Company's financial results for the six months ending June 30 (the “Six Month Dividend”). The Board of Directors reduced the Six Month Dividend from $0.12 per share to $0.08 per share beginning with the Six Month Dividend payable for 2013.

The Company today announced that the record date for the 2013 Six Month Dividend will be September 9, 2013, and that the payment date will be September 20, 2013.

About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

James Preissler

646-450-8808

preissj@aerlf.com

William Schmitt, ICR

203-682-8294

william.schmitt@icrinc.com